Exhibit 99.1

PRESS RELEASE – US GAAP
Satyam posts 40 % YoY revenue
growth; revises revenue guidance
upwards
- Total income for FY 08 to exceed the US $ 2 Bn mark
Hyderabad, India, July 20, 2007: Satyam (NYSE: SAY), a leading global consulting and IT services company, today announced the audited results of the company for the quarter ended June 30, 2007 (Q1).
Consolidated Indian GAAP Highlights
1.	Revenue was Rs.1830 crore; a YoY increase of 26.8% and a sequential increase of 2.9%.

2.	Volume growth for the quarter was 9.5%.

3.	Net Profit after Tax was Rs. 378 crore; a YoY increase of 6.8% and a sequential decrease of 3.9%.

4.	EPS was Rs. 5.67; a YoY increase of 4.3% and a sequential decrease of 5.2%.

5.	EBITDA margin for the quarter was 22.4%.
US GAAP Highlights
1.	Revenue was US$ 452.3 mn; up 40.3 % YoY and 10% sequentially.

2.	Net Income was $ 93.1 mn; YoY increase of 23.3% and a sequential increase of 7.9%.

3.	Basic earning per ADS for the quarter was US$ 0.28; increase of 20.3% YoY and up 6.4% sequentially.

4.	Operating margins (EBIT) was 19.9%.
Commenting on the results, Mr. B. Ramalinga Raju, founder and chairman — Satyam, said, “Overall, it was a strong first quarter performance, and a good beginning to FY08—a year when Satyam’s total income will exceed the US$2 billion mark.”

Other Highlights
1.	The parent company ended the quarter with 38,386 associates, an addition of 2,716 associates including 1,298 trainees for Q1 08. The number of associates including the subsidiaries and joint ventures stood at 42,347.

2.	Attrition on a trailing twelve months basis fell to 14.9% from 15.7% in Q4 FY07.
“Strong volume growth and increased revenue productivity along with operational efficiencies helped us mitigate margin challenges posed by an unprecedented 7% rupee appreciation during the quarter,” said Srinivas Vadlamani, chief financial officer, Satyam.
Business Outlook
1.	For fiscal 2008, under US GAAP, revenue is expected to be between US$1.96 bn and US$1.98 bn, implying a growth rate of 34.0% to 35.5% over fiscal 2007. Basic earning per ADS for fiscal 2008 is expected to be between US$ 1.17 and US$ 1.19, implying a growth rate of 28.3% — 29.7% over fiscal 2007.

2.	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 21.1% and 22.5%. EPS for the full year is expected to be between Rs. 24.14 and Rs. 24.46, implying a growth rate of 12.5% – 14.0%.

3.	For Q2 FY 2008, under US GAAP, revenue is expected to be between US$ 477.2 mn and US$ 479.4 mn, implying a growth rate of 5.5% to 6.0%. Basic earning per ADS for Q2 08 is expected to be US$ 0.26.

4.	For Q2 FY 2008, under Indian GAAP consolidated, corresponding revenue growth rate is expected to be between 4.7% and 5.2%. EPS for the Quarter is expected to be between Rs. 5.36 and Rs. 5.41.
Key Business Achievements
Satyam added 29 new customers in the quarter including 2 US Fortune 500 corporations
Mr. Raju said, “Other first quarter highlights included revenue growth across all verticals and similar achievements in our service offerings and regions. Engineering Services and Infrastructure Management Services grew by 14% and 36%, respectively, validating significant investments in these areas over the past several years. Expansion in these services is over and above accelerated growth in Consulting and Enterprise Business Solutions, which grew by 15% in Q1—another strong showing for a practice that has grown swiftly and steadily for a long time. In addition, our focus on maximizing customer value by delivering integrated business solutions and by partnering with them in their business transformation has resulted in stronger relationships. It has also led to an increase in strategic engagements.”
Some of the prominent customer additions were a leading US chemical manufacturer, one of the world’s largest manufacturers of fiberglass and related products, and Australia’s largest transportation company.
Satyam is working to provide high-end design, computer-aided engineering (CAE), analysis, product lifecycle management, and other services for the world’s leading business, special-mission, and trainer aircraft manufacturer.
Satyam provided a directional roadmap and an IT strategy recommendation for a large American bank to globalize their Shared Services Group.
Satyam led one of India’s largest retail bank’s foray into internet banking by successfully rolling out an Internet Banking solution. Currently over 3500 branches are Internet Banking enabled providing a seamless internet front end to a variety of backend banking.
Satyam bagged a prestigious infrastructure management contract with a global FMCG company for Managed Data Center support services for their Data Centers in the US, and Europe.
Nipuna Highlights
For Q1 2008, Nipuna posted revenue of US$ 11.93 mn and a net loss of US$ 2.02 mn. The revenue guidance for fiscal 2008 is US$ 61 mn, a growth of 60% over the previous year.
Nipuna has won two strategic deals in the research and consulting space towards guiding the strategic department of a large oil and gas exploration company to formulate a merger, acquisition and divestment department function and to conduct supplier research across IT services for its procurement department

Nipuna was awarded the “Best Established Indian ITeS Company” by the Hyderabad Software Exporters Association (HYSEA) for FY 2007.
Key Awards and Recognitions in this Quarter
Satyam wins Partner of Year Award from Oracle
Satyam won “Partner of the Year 2007 award for Acquired Applications” from Oracle. The award recognizes Satyam’s capabilities in building new competencies in quick time and ability to add value to the partnership and customers across Oracle family of products.
Satyam wins VIP award from Computer Associates
Satyam is the Winner of CA’s Business Service Optimization (BSO) business unit’s VIP (Vision, Impact, Progress) Award in the IMPACT category. The Impact Award recognizes demonstrable and measurable results from improved IT, especially in terms of productivity, financial benefits, quality improvements and/ or customer satisfaction.
Satyam’s Testing Practice wins Leadership Award
Satyam became the first Indian SI to win the prestigious “Competitive Strategy Leadership Award for Offshore Testing Market” from Frost & Sullivan, a leading International research & consulting company, that has placed Satyam in the Thought Leadership Quadrant in the testing space.
Satyam Top Indian company and Global No. 3 in top 10 IT outsourcing vendors as per the Black Book of Outsourcing, 2007
Satyam ranked No. 1 amongst Indian IT companies and No. 3 globally out of 1455 outsourcing vendors in 77 countries in a survey conducted by Brown-Wilson Group Inc., for publishing in The Black Book of Outsourcing, 2007.
Satyam wins “Citizenship Partner of the Year” award from Microsoft
Satyam Computer Services Ltd., was adjudged as the Winner of the “Citizenship Partner of the Year” award at the Microsoft Worldwide Partner Conference Awards. The Citizenship Partner of the Year award recognizes exceptional partners that have made a sustained commitment to society and their communities and can demonstrate the impact of their work. Satyam’s “Emergency Management & Research Institute” (EMRI) a solution offering from the Satyam Healthcare Providers industry practice, was recognized for superior technology and innovation in Citizenship.

About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Nearly 42,500* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors.
Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 570* global companies, of which 165* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 57 countries, across six continents. For more information visit: www.satyam.com
* As on June 30, 2007
Satyam

India	Shakuntala Sarkar, Shakuntala_sarkar@satyam.com, +919885106696
US and Europe	Priti Thakker, Priti_thakker@satyam.com, +1-973-753-1858 / +440 7717345581
Asia- Pacific	Violet Yeo, Violet_Yeo@satyam.com, +614 184 00 833
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20-F concerning the year ended March 31, 2007, furnished to the United States Securities Exchange Commission on April 30, 2007 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.

Press Release — Indian GAAP
Satyam posts 27 % YoY revenue
growth; revises revenue guidance
upwards
- Total income for FY 08 to exceed the US $ 2 Bn mark
Hyderabad, India, July 20, 2007: Satyam (NYSE: SAY), a leading global consulting and IT services company, today announced the audited results of the company for the quarter ended June 30, 2007 (Q1).
Consolidated Indian GAAP Highlights
1.	Revenue was Rs.1830 crore; a YoY increase of 26.8% and a sequential increase of 2.9%.

2.	Volume growth for the quarter was 9.5%.

3.	Net Profit after Tax was Rs. 378 crore; a YoY increase of 6.8% and a sequential decrease of 3.9%.

4.	EPS was Rs. 5.67; a YoY increase of 4.3% and a sequential decrease of 5.2%.

5.	EBITDA margin for the quarter was 22.4%.
US GAAP Highlights
1.	Revenue was US$ 452.3 mn; up 40.3 % YoY and 10% sequentially.

2.	Net Income was $ 93.1 mn; YoY increase of 23.3% and a sequential increase of 7.9%.

3.	Basic earning per ADS for the quarter was US$ 0.28; increase of 20.3% YoY and up 6.4% sequentially.

4.	Operating margins (EBIT) was 19.9%.
Commenting on the results, Mr. B. Ramalinga Raju, founder and chairman — Satyam, said, “Overall, it was a strong first quarter performance, and a good beginning to FY08—a year when Satyam’s total income will exceed the US$2billion mark.”

Other Highlights
1.	The parent company ended the quarter with 38,386 associates, an addition of 2,716 associates including 1,298 trainees for Q1 08. The number of associates including the subsidiaries and joint ventures stood at 42,347.

2.	Attrition on a trailing twelve months basis fell to 14.9% from 15.7% in Q4 FY07.
“Strong volume growth and increased revenue productivity along with operational efficiencies helped us mitigate margin challenges posed by an unprecedented 7% rupee appreciation during the quarter,” said Srinivas Vadlamani, chief financial officer, Satyam.
Business Outlook
1.	For fiscal 2008, under US GAAP, revenue is expected to be between US$1.96 bn and US$1.98 bn, implying a growth rate of 34.0% to 35.5% over fiscal 2007. Basic earning per ADS for fiscal 2008 is expected to be between US$ 1.17 and US$ 1.19, implying a growth rate of 28.3% — 29.7% over fiscal 2007.

2.	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 21.1% and 22.5%. EPS for the full year is expected to be between Rs. 24.14 and Rs. 24.46, implying a growth rate of 12.5% – 14.0%.

3.	For Q2 FY 2008, under US GAAP, revenue is expected to be between US$ 477.2 mn and US$ 479.4 mn, implying a growth rate of 5.5% to 6.0%. Basic earning per ADS for Q2 08 is expected to be US$ 0.26.

4.	For Q2 FY 2008, under Indian GAAP consolidated, corresponding revenue growth rate is expected to be between 4.7% and 5.2%. EPS for the Quarter is expected to be between Rs. 5.36 and Rs. 5.41.
Key Business Achievements
Satyam added 29 new customers in the quarter including 2 US Fortune 500 corporations

Mr. Raju said, “Other first quarter highlights included revenue growth across all verticals and similar achievements in our service offerings and regions. Engineering Services and Infrastructure Management Services grew by 14% and 36%, respectively, validating significant investments in these areas over the past several years. Expansion in these services is over and above accelerated growth in Consulting and Enterprise Business Solutions, which grew by 15% in Q1—another strong showing for a practice that has grown swiftly and steadily for a long time. In addition, our focus on maximizing customer value by delivering integrated business solutions and by partnering with them in their business transformation has resulted in stronger relationships. It has also led to an increase in strategic engagements.”
Some of the prominent customer additions were a leading US chemical manufacturer, one of the world’s largest manufacturers of fiberglass and related products, and Australia’s largest transportation company.
Satyam is working to provide high-end design, computer-aided engineering (CAE), analysis, product lifecycle management, and other services for the world’s leading business, special-mission, and trainer aircraft manufacturer.
Satyam provided a directional roadmap and an IT strategy recommendation for a large American bank to globalize their Shared Services Group.
Satyam led one of India’s largest retail bank’s foray into internet banking by successfully rolling out an Internet Banking solution. Currently over 3500 branches are Internet Banking enabled providing a seamless internet front end to a variety of backend banking.
Satyam bagged a prestigious infrastructure management contract with a global FMCG company for Managed Data Center support services for their Data Centers in the US, and Europe.
Nipuna Highlights
For Q1 2008, Nipuna posted revenue of US$ 11.93 mn and a net loss of US$ 2.02 mn. The revenue guidance for fiscal 2008 is US$ 61 mn, a growth of 60% over the previous year.

Nipuna has won two strategic deals in the research and consulting space towards guiding the strategic department of a large oil and gas exploration company to formulate a merger, acquisition and divestment department function and to conduct supplier research across IT services for its procurement department
Nipuna was awarded the “Best Established Indian ITeS Company” by the Hyderabad Software Exporters Association (HYSEA) for FY 2007.
Key Awards and Recognitions in this Quarter
Satyam wins Partner of Year Award from Oracle
Satyam won “Partner of the Year 2007 award for Acquired Applications” from Oracle. The award recognizes Satyam’s capabilities in building new competencies in quick time and ability to add value to the partnership and customers across Oracle family of products.
Satyam wins VIP award from Computer Associates
Satyam is the Winner of CA’s Business Service Optimization (BSO) business unit’s VIP (Vision, Impact, Progress) Award in the IMPACT category. The Impact Award recognizes demonstrable and measurable results from improved IT, especially in terms of productivity, financial benefits, quality improvements and/ or customer satisfaction.
Satyam’s Testing Practice wins Leadership Award
Satyam became the first Indian SI to win the prestigious “Competitive Strategy Leadership Award for Offshore Testing Market” from Frost & Sullivan, a leading International research & consulting company, that has placed Satyam in the Thought Leadership Quadrant in the testing space.
Satyam Top Indian company and Global No. 3 in top 10 IT outsourcing vendors as per the Black Book of Outsourcing, 2007
Satyam ranked No. 1 amongst Indian IT companies and No. 3 globally out of 1455 outsourcing vendors in 77 countries in a survey conducted by Brown-Wilson Group Inc., for publishing in The Black Book of Outsourcing, 2007.
Satyam wins “Citizenship Partner of the Year” award from Microsoft
Satyam Computer Services Ltd., was adjudged as the Winner of the “Citizenship Partner of the Year” award at the Microsoft Worldwide Partner Conference Awards. The Citizenship Partner of the Year award recognizes exceptional partners that have made a sustained commitment to society and their communities and can demonstrate the impact of their work. Satyam’s “Emergency Management & Research Institute” (EMRI) a solution offering from the Satyam Healthcare Providers industry practice, was recognized for superior technology and innovation in Citizenship.
About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Nearly 42,500* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 570* global companies, of which 165* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 57 countries, across six continents. For more information visit: www.satyam.com
* As on June 30, 2007
Satyam

India	Shakuntala Sarkar, Shakuntala_sarkar@satyam.com, +919885106696
US and Europe	Priti Thakker, Priti_thakker@satyam.com, +1-973-753-1858 / +440 7717345581
Asia- Pacific	Violet Yeo, Violet_Yeo@satyam.com, +614 184 00 833
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20-F concerning the year ended March 31, 2007, furnished to the United States Securities Exchange Commission on April 30, 2007 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.